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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

       Aetna Real Estate Associates, L.P., a Delaware limited partnership
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                           (Name of Subject Company (Issuer)*

           Oak Investors, LLC, a Delaware limited liability company -
      Arlen Capital, LLC, a California limited liability company (Offerors)
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                      Limited Partnership Depositary Units
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                         (Title of Class of Securities)

                                  008161 10 10
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                      (CUSIP Number of Class of Securities)

                   Don Augustine, Manager, Arlen Capital, LLC
   1650 Hotel Circle North, Suite 200, San Diego, CA 92101 Tel: (619) 471-1101
            with a copy to: Brian M. Hoye, Esq., Katten Muchin Zavis,
       1999 Avenue of the Stars, Suite 1400, Los Angeles, California 90067
                      Tel: (310) 788-4747 Fax: 310-788-4471
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                 (Name, Address and Telephone Numbers of Person

  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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                 Transaction                   Amount of Filing Fee
          Valuation *   $2,210,000                     $442**
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*    SET FORTH THE AMOUNT ON WHICH THE FILING FEE IS CALCULATED AND STATE HOW IT
     WAS DETERMINED.

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 340,000 UNITS AT A PURCHASE PRICE OF $6.50 PER UNIT IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION O-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS ASSUMED TO BE PURCHASED.

**   PREVIOUSLY PAID.

|_| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:  __________________  FILING PARTY:  ____________________

FORM OR REGISTRATION NO.: _________________  DATE FILED:    ____________________

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

     CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
    |X|        THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
    |_|        ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
    |_|        GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
    |_|        AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

     CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: |_|


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    THIS AMENDMENT NO. 1 TO SCHEDULE TO RELATES TO A TENDER OFFER BY OAK
INVESTORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY, TO PURCHASE UP TO 340,000 LIMITED PARTNERSHIP DEPOSITARY UNITS ("UNITS") OF AETNA REAL ESTATE ASSOCIATES, L.P., A DELAWARE LIMITED PARTNERSHIP (THE "PARTNERSHIP"), AT $6.50 CASH PER UNIT, WITHOUT INTEREST THEREON UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE DATED FEBRUARY 12, 2001 ("OFFER TO PURCHASE") AND THE RELATED AGREEMENT OF SALE.

    THIS AMENDMENT HAS BEEN FILED TO ADDRESS A COMMENT OF THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE OFFER TO PURCHASE.

    ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The Offerors wish to clarify certain financial matters described in the Offer to Purchase and accordingly hereby represent to all tendering Unitholders that the Offerors have the financial wherewithal to accept for payment and thereby purchase all 340,000 Units which the Offerors have offered to purchase in the Offer to Purchase.

    ITEM 12. EXHIBITS.

    The Purchaser has determined to extend the tender period in the manner permitted by the Offer to Purchase such that the Expiration Date shall be April 5, 2001, subject to the Offer to Purchase. A form of the press release issued to give notice of this extension is attached as Exhibit 12(a)(5).

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 26, 2001                  OAK INVESTORS, LLC

                                         By: Arlen Capital, LLC
                                                its Manager


                                         By:     /s/ Don Augustine
                                              ----------------------------------
                                         Don Augustine, Manager


                                         ARLEN  CAPITAL, LLC


                                         By:     /s/ Don Augustine
                                              ----------------------------------
                                         Don Augustine, Manager


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